Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTIES CORPORATION TO HOLD CONFERENCE
CALL & WEBCAST OF 2010 SECOND QUARTER FINANCIAL
RESULTS FRIDAY, JULY 30, 2010 AT 11AM (ET)

NEW YORK, June 30, 2010 – Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that its 2010 second quarter results will be released prior to the market open on Friday, July 30, 2010.  Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on July 30 at 11:00 a.m. (ET).  Scheduled speakers are Ric Clark, chief executive officer; Steve Douglas, president; and Bryan Davis, chief financial officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldproperties.com, before the market open on July 30.

To participate in the conference call, please dial 877.409.7635, pass code 85395681, five minutes prior to the scheduled start of the call.  Live audio of the call will also be available via webcast at www.brookfieldproperties.com.

A replay of this call can be accessed through August 30, 2010 by dialing 800.642.1687, pass code 85395681.  A replay of the webcast, as well as a podcast download, will be available at www.brookfieldproperties.com for one year.

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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current managed portfolio is comprised of interests in 93 properties totaling 70 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Exhibit 99.1

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com